SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release

March 2, 2006 at 07.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso to sell its Grycksbo and Linghed mills

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Grycksbo Fine Paper Mill and Linghed Sawmill are being divested as part of Stora Enso’s Asset Performance Review (APR), which aims to secure a competitive European production base. Six mills are to be divested under the APR following assessment of their profit potential, strategic fit and realisable value.

Grycksbo Mill

Stora Enso has signed an agreement to sell its Grycksbo Mill in Sweden to Accent Equity, a Stockholm-based private equity firm. The transaction is expected to be closed by the end of March 2006. The sales price of the equity is SEK 350 million (EUR 37 million) and the Group’s interest-bearing net liabilities will decrease by the same amount. The Group will record a capital loss of about EUR 20 million in its first quarter results.

Stora Enso’s annual sales will decrease by approximately EUR 140 million and the working capital will be reduced by approximately EUR 6 million following the Grycksbo Mill divestment. The divestment will have no material effect on operating profit.

The divestment of Grycksbo Mill is consistent with the Group’s strategy of concentrating its coated fine paper business on multi-coated graphical grades. Grycksbo Mill specialises in matt-coated fine papers, which it will continue to produce under its new ownership. Stora Enso will thereby exit this business line.

Stora Enso will continue to support Grycksbo Mill with certain services, including pulp supply, transport and sales support, for an agreed period of time to ensure an orderly transition to a stand-alone basis.

Grycksbo Mill is a non-integrated producer of on-machine coated woodfree paper with annual capacity of around 250 000 tonnes. The mill, in Dalarna province in central Sweden, employs around 500 persons.

Accent Equity Partners is a leading lower mid-market private equity firm investing in buyout and later-stage expansion capital transactions in the Nordic region.

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

Linghed Sawmill

Stora Enso has also signed an agreement to sell its Linghed Sawmill in Sweden to Dalarna Lumber AB of Sweden. The sales price is SEK 10 million (EUR 1.1 million). Stora Enso’s annual sales will decrease by approximately EUR 7 million and the working capital will be reduced by approximately EUR 1 million following the Linghed Sawmill divestment. The impact of the transaction on the Group’s profits will not be material.

The transfer will take effect immediately and includes buildings, stocks and production assets. All the 28 employees have been offered employment with the new owner as existing employees. Linghed Sawmill’s production volume was 35 000 m3 in 2005.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel